UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 11)1

First United Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

33741H107

(CUSIP Number)

J. ABBOTT R. COOPER

DRIVER MANAGEMENT COMPANY LLC

250 Park Avenue

7th Floor

New York, NY 10177

(212) 572-4811

with copies to:

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

EITAN HOENIG, ESQ.

KLUK FARBER LAW PLLC

166 Mercer Street, Suite 6B
New York, New York 10012
(646) 850-5009

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 3, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 33741H107

1	NAME OF REPORTING PERSON

Driver Opportunity Partners I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		360,637
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

360,637
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

360,637
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.07%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 33741H107

1	NAME OF REPORTING PERSON

Driver Management Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		360,637
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

360,637
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

360,637
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.07%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 33741H107

1	NAME OF REPORTING PERSON

J. Abbott R. Cooper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		360,637
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

360,637
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

360,637
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.07%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP NO. 33741H107

1	NAME OF REPORTING PERSON

Michael J. Driscoll
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP NO. 33741H107

1	NAME OF REPORTING PERSON

Lisa Narrell-Mead
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		650
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

650
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

650
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. 33741H107

1	NAME OF REPORTING PERSON

Ethan C. Elzen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		425
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

425
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

425
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 33741H107

The following constitutes Amendment No. 11 to the Schedule 13D filed by the undersigned (“Amendment No. 11”). This Amendment No. 11 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

Certain of the Shares were acquired in exchange for newly issued equity interests in Partnership. The remaining Shares were purchased by Partnership with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 360,637 Shares beneficially owned by Partnership is approximately $7,373,270, excluding brokerage commissions.

The Shares purchased by Dr. Driscoll were purchased with personal funds in open market purchases. The aggregate purchase price of the 3,500 Shares beneficially owned by Dr. Driscoll is approximately $68,991, excluding brokerage commissions.

The Shares purchased by Ms. Narrell-Mead were purchased with personal funds in open market purchases, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 650 Shares beneficially owned by Ms. Narrell-Mead is approximately $14,827, excluding brokerage commissions.

The Shares purchased by Mr. Elzen were purchased with personal funds in open market purchases, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 425 Shares beneficially owned by Mr. Elzen is approximately $10,191, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 3, 2019, as previously announced on November 19, 2019, Driver Management Company LLC (together with its affiliates, “Driver”) delivered to the Issuer a notice of nomination of three highly-qualified, independent director candidates, Michael Driscoll, Ed.D., Lisa Narrell-Mead and Ethan Elzen, for election to the Issuer’s Board of Directors (the “Board”) at the Issuer’s 2020 annual meeting of shareholders.

Also on December 3, 2019, Driver delivered a letter (the “Letter”) to the Lead Director of the Issuer, John McCullough. In the Letter, Driver questioned why the Board appears to be conflating Driver’s nomination of candidates for shareholders to vote on with the recommendation of candidates to be considered by the Board. Driver stated that it intentionally chose this direct route to submit its candidates to shareholders in opposition to the Issuer’s incumbent directors rather than requesting the Board to consider Driver’s candidates for nomination as “management” directors. Driver expressed its belief that the Board is deeply entrenched, and questioned whether any review of Driver’s candidates would be considered in good faith by the Board or whether the Board was suggesting this process to give the impression that it is responsive to shareholders.

Driver further stated its belief that the Board’s public statements focused on director questionnaires and interviews are unrelated to Driver’s primary objective: the Issuer commencing a sale process. As a result, Driver believes the Board’s statements appear to be an attempt to distract shareholders from the Issuer’s lack of strategic direction and the potential for incremental value that can be realized by publicly commencing a sale process.

8

CUSIP NO. 33741H107

Driver continued the Letter by questioning the motive behind the Issuer’s recently announced increased share buyback authorization, specifically noting that the Issuer has not purchased any of the more than 350,000 shares of stock it was previously authorized to purchase. Driver stated that, in its view, this large buyback authorization is merely posturing to thwart Driver and others calling for a sale of the Issuer. Similarly, Driver questioned whether the Issuer’s recent announcement authorizing the trustee of the Issuer’s pension plan to purchase up to 150,000 shares of the Issuer’s common stock was intended to communicate that the Issuer would use pension plan assets to buy votes in favor of the incumbent Board. Driver noted that it was not aware of any requirement to obtain such a prior authorization.

Driver concluded the Letter by stating that its primary objective is for the Issuer to seek a sale process that maximizes long-term value for all shareholders. Driver requested that the Board be transparent about its own objective, which Driver does not believe is consistent with the best interests of shareholders or the Board’s fiduciary duties.

The foregoing description of the Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 7,107,666 shares of Common Stock outstanding as of October 31, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2019.

A.	Partnership
(a)	As of the date hereof, Partnership beneficially owned 360,637 Shares.

Percentage: Approximately 5.07%

(b)	1. Sole power to vote or direct vote: 360,637
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 360,637
4. Shared power to dispose or direct the disposition: 0
(c)	Partnership has not entered into any transaction in the Shares since the filing of Amendment No. 10 to the Schedule 13D.
B.	Driver
(a)	Driver, as the general partner of Partnership, may be deemed the beneficial owner of the 360,637 Shares beneficially owned by Partnership.

Percentage: Approximately 5.07%

(b)	1. Sole power to vote or direct vote: 360,637
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 360,637
4. Shared power to dispose or direct the disposition: 0
(c)	Driver has not entered into any transaction in the Shares since the filing of Amendment No. 10 to the Schedule 13D.
9

CUSIP NO. 33741H107

C.	Mr. Cooper
(a)	Mr. Cooper, as the managing member of Driver, may be deemed the beneficial owner of the 360,637 Shares beneficially owned by Partnership.

Percentage: Approximately 5.07%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 360,637
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 360,637
(c)	Mr. Cooper has not entered into any transaction in the Shares since the filing of Amendment No. 10 to the Schedule 13D.
D.	Dr. Driscoll
(a)	As of the date hereof, Dr. Driscoll directly beneficially owned 3,200 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 3,500 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 3,500 4. Shared power to dispose or direct the disposition: 0
(c)	Dr. Driscoll has not entered into any transaction in the Shares since the filing of Amendment No. 10 to the Schedule 13D.
E.	Ms. Narrell-Mead
(a)	As of the date hereof, Ms. Narrell-Mead directly beneficially owned 650 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 650 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 650 4. Shared power to dispose or direct the disposition: 0
(c)	Ms. Narrell-Mead has not entered into any transaction in the Shares since the filing of Amendment No. 10 to the Schedule 13D.
F.	Mr. Elzen
(a)	As of the date hereof, Mr. Elzen directly beneficially owned 425 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 425 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 425 4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Elzen has not entered into any transaction in the Shares since the filing of Amendment No. 10 to the Schedule 13D.

10

CUSIP NO. 33741H107

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	The Letter, dated December 3, 2019.

11

CUSIP NO. 33741H107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2019

Driver Opportunity Partners I LP

By:	Driver Management Company LLC
its general partner

By:	/s/ J. Abbott R. Cooper
	Name:	J. Abbott R. Cooper
	Title:	Managing Member

Driver Management Company LLC

By:	/s/ J. Abbott R. Cooper
	Name:	J. Abbott R. Cooper
	Title:	Managing Member

/s/ J. Abbott R. Cooper
J. Abbott R. Cooper

/s/ Michael J. Driscoll
Michael J. Driscoll

/s/ Lisa Narrell-Mead
Lisa Narrell-Mead

/s/ Ethan C. Elzen
Ethan C. Elzen

12